UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT TO RULES 13d-1(b), (c)

AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

LiveXLive Media, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

53839L208

(CUSIP Number)

December 21, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G CUSIP No. 53839L208	PAGE 2 of 7

(1)	NAME OF REPORTING PERSON John Lemak
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5) SOLE VOTING POWER: 3,018,644
(6) SHARED VOTING POWER: 0
(7) SOLE DISPOSITIVE POWER: 3,018,644
(8) SHARED DISPOSITIVE POWER: 0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,018,644
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 6.1% (1)
(12)	TYPE OF REPORTING PERSON: IN

(1)	Based upon (i) 36,619,759 shares of the Issuer’s common stock issued and outstanding as of December 13, 2017, as reported in the Issuer’s Registration Statement on Form S-1, Amendment No. 5, filed with the Securities and Exchange Commission on December 15, 2017 (the “Registration Statement”), plus (ii) 5,000,000 shares of the Issuer’s common stock sold in the Issuer’s underwritten public offering (excluding the over-allotment option) pursuant to the Registration Statement, plus (iii) 8,030,909 shares of the Issuer’s common stock issued in connection with the acquisition of Slacker, Inc.

Schedule 13G CUSIP No. 53839L208	PAGE 3 of 7

(1)	NAME OF REPORTING PERSON Sandor Capital Master Fund
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5) SOLE VOTING POWER: 3,018,644
(6) SHARED VOTING POWER: 0
(7) SOLE DISPOSITIVE POWER: 3,018,644
(8) SHARED DISPOSITIVE POWER: 0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,018,644
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 6.1% (1)
(12)	TYPE OF REPORTING PERSON: PN

(1)	Based upon (i) 36,619,759 shares of the Issuer’s common stock issued and outstanding as of December 13, 2017, as reported in the Issuer’s Registration Statement on Form S-1, Amendment No. 5, filed with the Securities and Exchange Commission on December 15, 2017 (the “Registration Statement”), plus (ii) 5,000,000 shares of the Issuer’s common stock sold in the Issuer’s underwritten public offering (excluding the over-allotment option) pursuant to the Registration Statement, plus (iii) 8,030,909 shares of the Issuer’s common stock issued in connection with the acquisition of Slacker, Inc.

Schedule 13G CUSIP No. 53839L208	PAGE 4 of 7

ITEM 1(a). NAME OF ISSUER:

LiveXLive Media, Inc. (the “Issuer”)

ITEM 1(b). ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

269 South Beverly Drive, Suite #1450, Beverly Hills, CA 90212

ITEMS 2(a), 2(b) and 2(c). NAME OF PERSON FILING, ADDRESS OF PRINCIPAL BUSINESS OFFICE AND CITIZENSHIP:

(a)	Name of Person filing: Sandor Capital Master Fund (the “Fund”) is the record owner of the shares and warrants. John Lemak is the General Partner of the Fund, in which capacity, he manages the Fund’s assets and day to day business activities.

(b)	Address of Principal Business Office: the Fund’s address is 2828 Routh St., St. 500, Dallas, TX 75201, and John Lemak’s address is 4410 Bordeaux Avenue, Dallas, TX 75205.

(c)	Citizenship: John Lemak is a US citizen. The Fund was organized in the State of Texas.

ITEM 2(d). TITLE OF CLASS OF SECURITIES: Common Stock, $0.001 par value per share

ITEM 2(e). CUSIP NUMBER: 53839L208

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940: see Rule 13d-1(b)(1)(ii)(E);

(f)	☐	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F);

(g)	☐	Parent Holding Company, in accordance with Rule 13d- 1(b(ii)(G);

(h)	☐	Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Schedule 13G CUSIP No. 53839L208	PAGE 5 of 7

ITEM 4. OWNERSHIP.

(a) Amount beneficially owned:3,018,644 shares of Common Stock

(b) Percent of class: 6.1%**

(c) Number of shares as to which such person has: each of the Fund and Mr. Lemak has

(i)	sole power to vote or to direct the vote: 3,018,644 shares of Common Stock

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 3,018,644 shares of Common Stock

(iv)	shared power to dispose or to direct the disposition of: 0

**	Based upon (i) 36,619,759 shares of the Issuer’s common stock issued and outstanding as of December 13, 2017, as reported in the Issuer’s Registration Statement on Form S-1, Amendment No. 5, filed with the Securities and Exchange Commission on December 15, 2017 (the “Registration Statement”), plus (ii) 5,000,000 shares of the Issuer’s common stock sold in the Issuer’s underwritten public offering (excluding the over-allotment option) pursuant to the Registration Statement, plus (iii) 8,030,909 shares of the Issuer’s common stock issued in connection with the acquisition of Slacker, Inc.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: N/A

Schedule 13G CUSIP No. 53839L208	PAGE 6 of 7

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: N/A

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: N/A

ITEM 9. NOTICE OF DISSOLUTION OF GROUP: N/A

ITEM 10. CERTIFICATION. (if filing pursuant to Rule 13d-1(c))

The Reporting Person hereby makes the following certification:

By signing below the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and not held in connection with or as a participant in any transaction having that purpose or effect.

Schedule 13G CUSIP No. 53839L208	PAGE 7 of 7

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Sandor Capital Master Fund

Dated: January 2, 2018	By:	/s/ John Lemak
	Name:	Maile Moore
	Title:	General Partner

Dated: January 2, 2018	/s/ John Lemak
John Lemak, individually

Exhibit 1

JOINT FILING AGREEMENT

Schedule 13D

Each of the undersigned (John Lemak and Sandor Capital Master Fund, LP) does hereby agree that the Schedule 13G to which this Exhibit 1 is attached is being filed on his/her/its behalf.

Sandor Capital Master Fund, LP

By:	/s/ John Lemak
Name:	John Lemak,
Title:	General Partner

/s/ John Lemak
John Lemak, individually